Morgan Stanley Dean Witter Charter Series
Monthly Report
July 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Charter Funds as of July 31, 2001 was as follows:

Funds	N.A.V.	 % change for month
Charter DWFCM	$17.08	 -0.93%
Charter Graham	$11.90	 -3.52%
Charter Millburn	$  9.67	 -6.17%
Charter Welton	$  6.70	  2.06%

For most of the Charter Series Funds, performance over the past 12 months has generally followed a pattern often seen in managed futures where periods of moderate positive or negative performance are punctuated by periods of more significant positive or negative performance. The table below shows the performance of each Charter Series Fund over the last year (August 1, 2000 through July 31, 2001).

			Funds		12-Month Performance

			Charter DWFCM		+26.69%
			Charter Graham			+36.00%
			Charter Millburn		+18.65%
			Charter Welton			 -10.07%

The reason for this is that the trading of most managed futures managers benefits
most whenever a sustained price trend emerges in a market they trade in. When these markets move in a trendless fashion with little price change, performance tends to be characterized by moderate gains or losses. But, when trends emerge and run their course, this strategy can generate significant profits in rather short periods. Finally, markets will often reverse course after a period of sustained trending and, as a result, a portion of previous gains may be lost.

Over the past 12 months, this pattern has generally held true for Charter DWFCM, Charter Graham and Charter Millburn. During the period from
August to October 2000, these funds generated modest gains as many markets exhibited little clear direction over that three month period. This was followed
by a five month period from November 2000 to March 2001 in which strong gains were produced as trends developed and continued in a wide variety of markets. This period of strong performance ended in April when many of the trends that produced profits in the previous five months reversed direction or consolidated. For the three months ending in July, performance has been moderately negative in Charter Graham and Charter Millburn and modestly positive in Charter DWFCM, as markets resumed fluctuating in a range and await the return of the influences that may cause them to move in a more clear direction or trend over a sustained period of time.

Charter Welton underperformed in the prior 12 months largely because of the structure of the portfolio and its approach to the markets. In general, this led to
positions being established and exited later on a relative basis to those in the
other three Charter Funds.  Additionally, there is a greater relative exposure to
stock index futures in the Fund, which is a sector that did not provide the types
of trending opportunities consistent with the Trading Advisor's models. As such, it did not experience the same magnitude of gains in the November 2000 to March 2001 period produced by the other three Charter Funds. Other factors that contributed to its one year results were modestly negative performance during the August to October 2000 time period and a proportionately larger return of previously recorded profits in April 2001 when the markets reversed direction and consolidated.

Charter DWFCM

Charter DWFCM decreased in value during July primarily due to losses recorded in the currency and energy markets. In the currency markets, the most significant losses were recorded from short positions in the euro as the value of the European common currency strengthened versus the British pound, U.S. dollar and other currencies as hints of possible intervention by the European Central Bank to support the euro remained. Additional currency losses were recorded from short Singapore dollar positions as its value increased relative to a
weakening U.S. dollar.  In the energy markets, short crude oil futures positions
recorded losses early in the month as prices moved higher as concerns over supply levels re-emerged. A portion of these losses was offset by gains experienced in the metals markets from short base metal futures positions as aluminum, copper and nickel prices continued to move lower amid technical weakness and ongoing demand doldrums. Additional profits were recorded in the global interest rate futures markets from long U.S. and European interest rate futures positions as a flight to quality from investors pushed prices higher. Smaller gains were recorded from short positions in S&P 500 and Nikkei Index futures as a large number of companies reported weaker-than-expected earnings, sending equity prices lower.

Charter Graham

Charter Graham decreased in value during July primarily due to losses recorded in the agricultural markets early in the month from short positions in corn and wheat futures as prices increased on forecasts for hotter and drier weather in the
U.S. Midwest. Additional losses were experienced in the currency markets later in the month from short positions in the euro and Swiss franc as the value of these currencies reversed higher versus the U.S. dollar, which resulted in a partial giveback of previously recorded profits, following Chairman Greenspan's testimony highlighting that the U.S. economy still faces weakness and benign European inflation data. A portion of these losses was offset by gains recorded
in the metals markets from short positions in copper and aluminum futures as prices declined later in the month on waning demand prompted by weak U.S. economic data. Additional profits were recorded later in the month in the global interest rate futures markets from long positions in U.S. interest rate futures as prices moved higher after the release of U.S. Gross Domestic Product data showed growth was sluggish in the second quarter. In the global stock index futures markets, gains were recorded from short positions in Nikkei Index futures as equity prices decreased on corporate profit warnings from high-profile
technology companies.

On June 14, 2001, the General Partner, after consultation with Graham Capital Management ("Graham Capital"), the Trading Advisor to Charter Graham (the "Fund"), stopped using Graham's Non Trend Based Program ("NTB") to trade
Fund assets on the basis that NTB was not performing up to expectations. The General Partner instructed Graham Capital to liquidate all positions in NTB and to reallocate all assets from those positions to Graham Capital's K-4 Program, one of the other two Graham Capital programs used in the Fund. (The other is the Global Diversified Program.) With this reallocation, approximately 60% of the Fund's assets will be traded pursuant to the Global Diversified Program and 40% pursuant to K-4. Starting with the June closing, as well, the allocations of subscriptions, redemptions and exchanges will be similarly changed, with 60% allocated to the Global Diversified Program and 40% to the K-4 Program.

Charter Millburn

Charter Millburn decreased in value during July primarily due to losses recorded in the currency markets from short positions in the euro and Swiss franc as the value of these currencies reversed higher versus the U.S. dollar, which resulted in a partial
giveback of previously recorded profits, following Chairman Greenspan's testimony
highlighting that the U.S. economy still faces weakness and benign European inflation data. Additional losses were recorded in the energy markets from short futures positions in crude oil as prices rose on the back of a 1-million-barrel -per-day
OPEC production cut. Additional energy losses were recorded from short positions in natural gas futures as prices increased on reports of lower-than-expected inventories. In the soft commodities markets, losses were incurred early
in the month from long sugar futures positions as prices reversed sharply lower on
technically-based factors after hitting eight-month highs in June.  A portion of these
losses was offset by gains recorded in the global stock index futures markets from
short positions in Hang Seng Index futures as Hong Kong's equity prices decreased on corporate profit warnings from high-profile technology companies.

Charter Welton

Charter Welton increased in value during July primarily due to gains recorded in the
global interest rate futures markets from long positions in U.S. interest rate futures
as prices increased as Chairman Greenspan signaled that the Federal Open Market Committee was prepared to lower interest rates further if it was needed to revive the U.S. economy. Additional profits were recorded later in the month in the metals markets from short positions in aluminum and nickel futures as prices declined on waning demand prompted by weak U.S. economic data.
  A portion of
these gains was offset by losses recorded in the energy markets early in the month
from short positions in crude oil futures as prices reversed higher due to a drop in crude oil inventories and an OPEC production cut. Losses were also recorded in the currency markets from short positions in the Japanese yen as its value strengthened versus the U.S. dollar during mid-month on comments by a Japanese official that the G7 supports Prime Minister Koizumi's economic reform plans.

Should you have any questions concerning this report, please feel free to contact
Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series.
Also provided is the inception-to-date return and the annualized return since inception for each fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF
FUTURE RESULTS.
Charter DWFCM
Year				Return

1994 (10 months)			- 7.3%
1995				 21.9%
1996				   4.0%
1997				 26.2%
1998				   5.1%
1999				  -9.2%
2000			 	 23.8%
2001 (7 months)			  -2.4%

Inception-to-Date Return:   	  70.8%
Annualized Return:		    7.5%
_______________________________________________________________________
Charter Graham

Year				Return

1999 (10 months)			  2.9%
2000 			 	 22.0%
2001 (7 months)			 -5.2%

Inception-to-Date Return:   	 19.0%
Annualized Return:		   7.5%
_______________________________________________________________________
Charter Millburn

Year				Return

1999 (10 months)			 -7.2%
2000 			               12.1%
2001 (7 months)			  -7.0%

Inception-to-Date Return:	                -3.3%
Annualized Return:	                -1.4%
_______________________________________________________________________
Charter Welton
Year				Return

1999 (10 months)		 	 -10.7%
2000 				   -8.2%
2001 (7 months)			  -18.3%

Inception-to-Date Return: 		  -33.0%
Annualized Return:		  -15.3%

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended July 31, 2001
(Unaudited)
   	                       Morgan Stanley Dean Witter Charter DWFCM      Morgan Stanley Dean Witter Charter Graham
			Percentage of					Percentage of
			July 1, 2001						July 1, 2001
		Beginning						Beginning
		   Amount	Net Asset Value			Amount		Net Asset Value
		      $	      %			  	  $	    		 %
REVENUES
Trading profit (loss):
  Realized	  1,380,866	     3.52			   (1,517,689)	   (4.58)
  Net change in unrealized	 (1,563,746)	    (3.99) 			      504,599	    1.52

  Total Trading Results	   (182,880)	    (0.47)	 	  	   (1,013,090)	   (3.06)
Interest Income (Note 2) 	    114,096 	     0.29  			       95,255 	    0.29

  Total Revenues	    (68,784)	    (0.18) 			     (917,835)	   (2.77)

EXPENSES
Brokerage fees (Note 2)	    228,656	     0.58			      193,176	    0.58
Management fees (Notes 2 & 3)	     65,330 	     0.17			       55,193 	    0.17

  Total Expenses	    293,986	     0.75			      248,369	    0.75

NET LOSS   	   (362,770)     (0.93)			   (1,166,204) 	   (3.52)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended July 31, 2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter DWFCM              Morgan Stanley Dean Witter Charter Graham
	                    Units          Amount    Per Unit				Units        Amount      Per Unit
	                                     $          $						   $            $
Net Asset Value,
  July 1, 2001         2,274,090.830   39,198,154    17.24			2,684,258.492    33,115,910	12.34
Net Loss                       -         (362,770)   (0.16)			        -   	    (1,166,204)	(0.44)
Redemptions              (13,267.859)    (226,615)   17.08			  (30,374.195)     (361,453)	11.90
Subscriptions             41,035.672      700,889    17.08		 	   99,403.102     1,182,897 	11.90

Net Asset Value,
  July 31, 2001        2,301,858.643   39,309,658    17.08			2,753,287.399    32,771,150 	11.90

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended July 31, 2001
(Unaudited)
   	                       Morgan Stanley Dean Witter Charter Millburn      Morgan Stanley Dean Witter Charter Welton
			Percentage of			         Percentage of
			July 1, 2001				         July 1, 2001
		Beginning			 	         Beginning
		   Amount	Net Asset Value			Amount	   Net Asset Value
		     $	      %			  	   $	          %
REVENUES
Trading profit (loss):
  Realized	   (470,123)	    (1.48)			     (454,334)   	  (2.54)
  Net change in unrealized             (1,339,770)	    (4.23)			      902,105	   5.04

  Total Trading Results	 (1,809,893)	    (5.71)	 	  	      447,771	   2.50
Interest Income (Note 2) 	     92,038 	     0.29  			       55,822 	   0.31

  Total Revenues	 (1,717,855)	    (5.42)			      503,593	   2.81

EXPENSES
Brokerage fees (Note 2)                   184,823       0.58                       104,460     	   0.58
Management fees (Notes 2 & 3)              52,807       0.17                        29,846     	   0.17

  Total Expenses	    237,630	     0.75			      134,306	   0.75

NET INCOME (LOSS)  	 (1,955,485)	    (6.17)			      369,287   	   2.06

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended July 31, 2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter Millburn              Morgan Stanley Dean Witter Charter Welton
	                    Units          Amount    Per Unit				Units        Amount      Per Unit
	                                      $          $						   $            $
Net Asset Value,
  July 1, 2001         3,072,746.065  31,683,878    10.31			2,727,741.740   17,907,488	 6.56
Net Income (Loss)               -     (1,955,485)   (0.64)			        -          369,287	 0.14
Redemptions              (28,747.452)   (277,988)    9.67			  (82,511.638)    (552,828)	 6.70
Subscriptions             53,120.493     513,675     9.67			   25,474.479      170,679 	 6.70

Net Asset Value,
  July 31, 2001        3,097,119.106  29,964,080     9.67			2,670,704.581   17,894,626 	 6.70

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter DWFCM L.P. ("Charter DWFCM"), Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter DWFCM is Dean Witter Futures & Currency Management Inc. ("DWFCM"). Demeter, Morgan Stanley DW, DWFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co..

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW will credit each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)

Operating Expenses - Each Partnership incurs monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which each first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership. Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Charter DWFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note 1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

Charter DWFCM pays management and incentive fees (if any) to DWFCM.

3.  Trading Advisors

Demeter, on behalf of Charter DWFCM, Charter Graham, Charter
Millburn and Charter Welton retains certain commodity trading

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)

advisors to make all trading decisions for the Partnerships.
The trading advisors are as follows:

Morgan Stanley Dean Witter Charter DWFCM L.P.
  Dean Witter Futures & Currency Management Inc.

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership's incentive fee is equal to 20% of the trading profits, which is paid on a quarterly basis for Charter DWFCM, and paid on a monthly basis for Charter
Graham, Charter Millburn and Charter Welton.

Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter DWFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.